April 8, 2026

Charles Ross, Jr.
Chief Executive Officer
AMERICAN REBEL HOLDINGS INC
218 3rd Avenue North, #400
Nashville, Tennessee 37201

        Re: AMERICAN REBEL HOLDINGS INC
            Registration Statement on Form S-1
            Filed April 3, 2026
            File No. 333-294878
Dear Charles Ross Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing